

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 27, 2013

Via Email
Mr. Paul Wensel
General Counsel
Criteo S.A.
32 Rue Blanche
75009 Paris, France

> **Re: Criteo S.A.**
> **Draft Registration Statement on Form F-1**
> **Submitted May 31, 2013**
> **CIK No. 0001576427**

Dear Mr. Wensel:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A, such as the anticipated price range information, the size of the offering and other information. Please include this disclosure as soon as practicable. Note that we may have additional comments once you have provided this disclosure. Therefore, allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

2. Please file all exhibits, including your legal opinion, as soon as practicable. We must review these documents before the registration statement is declared effective, and we may have additional comments.

3. As soon as practicable, please furnish us with a statement as to whether the amount of compensation to be allowed or paid to the underwriters has been cleared with FINRA. Prior to the effectiveness of this registration statement, please provided us with a copy of the letter or a call from FINRA informing us that FINRA has no additional concerns.

4. Please provide us with copies of any additional artwork you intend to include on the inside front and /or inside back cover pages of the prospectus. Since we may have comments that could result in material revisions to your artwork, we suggest that you provide us with enough time to finish commenting on your artwork prior to circulating preliminary prospectuses. See Item VII of the March 31, 2001 quarterly update to the Division of Corporation Finance's "Current Issues and Rulemaking Projects Outline."

5. We note reference to third party information throughout the prospectus, including, but not limited to, references to information from IDC. Please provide us with marked copies of any materials that support third party statements, clearly cross-referencing a statement with the underlying factual support. Additionally, please tell us if any reports were commissioned by you for use in connection with this registration statement and, if so, please file the consent as an exhibit.

6. Please provide us with objective support for your assertions in your Prospectus Summary and Business sections regarding market conditions and your services. Also, ensure that you make clear upon what standard or measure you base your claims. For example, provide support for your statements regarding your belief that your offerings are "transforming" internet display advertising. This is just an example. To the extent that you do not have independent support for these statements, please disclose the bases for these beliefs.

7. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

8. We note throughout your registration statement your reference to your general use of the CPC model over the CPM model. Please explain, where appropriate, which of these models is used as the current industry "standard," and if there is any additional models that are under consideration or that exist in the internet advertising industry (e.g. CPA).

Prospectus Summary, page 1

Business Overview, page 1

9. Please revise your registration statement to include a table, for example, outlining your clients by type, such as, advertisers, advertising agencies, developers and publishers using examples of each as appropriate. Additionally, please make clear, in your Prospectus Summary and elsewhere as appropriate, the differences between the parties on this side of your business, which you refer to as "clients," and "customers," which represent the recipients of your ad delivery business.

10. We note that your solution, comprised of the Criteo Engine, your data assets, access to display advertising inventory and your advertiser and publisher platforms are proprietary. Using concrete terms, please revise your disclosure here, and where appropriate, to elaborate on the makeup of these systems, for example, the use of servers, software and other tangible or fixed hardware, as well as networks or other less tangible aspects that comprise your systems.

11. Please revise your disclosure to succinctly describe the process of your business, which appears to include analyzing the individual available user data to categorize the ad request embedded by your software on a client's site and to place that user information in context so that you can deliver the most relevant available ad to the specific user. Using tangible terms, please detail the sequence of the analysis and function to explain the process of your business, giving investors a clear picture of the actual steps involved using specific information. For example, we note your current description includes information that, you, among other things:

- require clients to integrate software code on their website to enable you to gather and import data regarding consumer behavior on their website into your systems and inform the algorithms underlying the Criteo Engine;

- your system is designed to enable to you to predict user interest and recommend specific messaging and the products of your advertisers;

- "the Criteo Engine then dynamically creates a customized advertisement for that user and ultimately determines the right price to pay for the advertising impression….";

- use "proprietary predictive algorithms"; and

- employ "deep insights into consumer intent and purchasing habits."

12. We note your statements that you "use [y]our proprietary predictive algorithms coupled with deep insights into consumer intent and purchasing habits to deliver highly relevant

and personalized internet display ads, which are priced and delivered in real time. [You] believe [y]our solution is transforming the internet display advertising industry by enabling superior engagement and conversion for [y]our clients compared to traditional solutions." It appears that you consider your solution, including your algorithmic prediction ability and platform, to be a key differentiating factor between you and other online advertising providers: your ability to predict user interest in which advertising which then leads to optimal monetization of users. Please describe the basis for what you believe distinguishes your product and services from the "traditional solutions" of others.

13. We note that "ad impressions" and "users" are key metrics for measuring the size and reach of your business. Please provide a full and clear definition and discussion of these terms. Similarly, provide a full and clear definition and discussion of "rich" data, media and advertisements.

14. In the third paragraph under this heading you state that the Criteo Engine process of ad delivery can be executed in under 150 milliseconds, resulting in the delivery of up to 25,000 advertisements every second. Please revise this statement here, and where appropriate to state whether you are consistently utilizing this full volume of delivery, or whether the number of advertisements delivered varies.

Our Competitive Strengths, page 4

15. In the second bullet point under this heading you state that you have access to consumer purchase behavior data, including products that a consumer has recently looked at or purchased. Please tell us more about this collection including whether you sell or otherwise share this information with you customers, or whether this data serves as a repository that is controlled only by you, but is used to provide a service to your customers e.g., deliver targeted advertisements.

Risk Factors, page 14

General

16. Please revise your Risk Factor section to discuss, where appropriate, the challenges your business may face due to the smaller screen or other technological characteristics or limitations associated with users viewing advertisements via mobile devices. We note that on page 104, for example, you discuss mobile device advertising as an opportunity to "significantly expand" your business.

If we fail to innovate, adapt and respond effectively to rapidly changing…, page 23

17. Please revise your disclosure here and where appropriate, for example, in your Business section to describe in greater detail your "mobile solution in Japan." We note your disclosure on page 65.

<u>If we are unsuccessful at marketing our solution to businesses for use across…, page 24</u>

18. Looking to the final sentence of the first paragraph, please expand your disclosure to discuss what data, tests or other basis led you to believe that "your solution has not yet been fully adapted to, and is not yet widely recognized as being effective" for these additional growth strategies.

<u>Our business involved the use, transmission and storage of confidential…, page 28</u>

19. Please expand your disclosure to discuss in greater detail instances where you would "transfer data to additional data centers." For example, discuss whether you do this regularly, as a part of typical business operations, for example.

<u>Our business depends on our ability to maintain the quality of content of our…, page 29</u>

20. Please revise your disclosure to briefly discuss the measures in place to ensure that both your clients' advertisements are not placed in publisher content that is unlawful or inappropriate.

<u>Our failure to maintain certain tax benefits …, page 38</u>

21. Please explain the circumstances under which you would no longer be eligible for the CIR and explain why the French tax authorities have challenged certain CIR offsets.

<u>We may need additional capital in the future to meet out financial obligations…, page 44</u>

22. Revise to account for the proceeds to be raised in this offering.

<u>Our by-laws and French corporate law …, page 46</u>

23. You state that shareholders have preferential subscription rights that may be waived under certain circumstances. Because there is uncertainty regarding whether you would file a registration statement in the United States or whether there would be an available exemption from the registration requirements of the Securities Act of 1933 if you were to extend preferential subscription rights, please describe the risk to U.S. shareholders that they would not be able to participate in such an offering.

<u>You may be subject to limitation … page 47</u>

24. Clarify that the only limitations that may be imposed on the transfer of ADSs are those permissible under General Instruction I.A.(1) of Form F-6 consistent with the disclosure on page 175.

We may lose our foreign private issuer status …, page 48

25. To place this risk in context, please disclose the anticipated holdings of U.S. residents following the offering.

U.S. investors may have difficulty enforcing …, page 49

26. You disclose that you have been advised about the recognition and enforceability of civil liabilities. To the extent that this disclosure is based on an opinion of counsel, please name counsel and file as an exhibit to the registration statement a signed consent of counsel to the use of its name and opinion. Refer to Item 101(g)(2) of Regulation S-K.

Management's Discussion and Analysis…, page 65

General

27. Please revise your disclosure under this section heading to discuss your increase in revenues and decrease in net income including what aspects of your business are contributing to this result.

Overview, page 65

28. We note that your client retention rate was nearly 90% is the last three years. Please revise this section and where appropriate to discuss the general contractual arrangements you have with your clients. Specifically, indicate the length of the term of a typical contract, for example.

29. Please expand your disclosure to discuss in greater detail your "strategic partnership" with Yahoo! Japan. Explain the structure of this partnership and duration, for example. We note your corporate structure diagram including percentage ownership on page 115.

Results of Operations, page 73

30. Please expand your discussion under results of operations for all periods to:

- Provide a more robust explanation for the changes in line items within your statements of income. For example, in the revenue section on page 75, you generically refer to "rapid growth," "increased penetration" and "significant traction with large clients." You should separately quantify the increases from new and existing advertiser clients, as well as provide explanations to underlying increases or decreases in the volume and/or price of client transactions in the various services you offer,

- In the cost of revenue section on page 76, clarify and quantify the drivers underlying changes in cost of revenue in order to help explain the change in gross profit. For example, you should quantify the increase in number of purchased impressions and explain why traffic acquisition costs (TAC) increased as a percentage of revenue in EMEA,

- Address income from operations and net income and provide insight into the underlying business drivers or conditions that contributed to changes in results of operations,

- Describe any known trends or uncertainties that have had or you expect may reasonably have a material impact on your operations and if you believe that these trends are indicative of future performance. For example, you may want to explain whether you know of any trends or uncertainties regarding amounts the relationship between revenues and TAC, and revenues and sales and operations expense if either has a potential material impact on future performance, as required by Item 5D of Form 20-F.

We refer you to the Interpretive Guidance in SEC Release 33-8350.

Liquidity and Capital Resources, page 83

31. Please revise your discussion of financing activities to address the impact of future events such as the stock offering and any significant potential stock option exercises subsequent to the offering. We refer you to the Interpretive Guidance in SEC Release 33-8350.

Business, page 98

Overview, page 98

32. We note in the fourth paragraph of this section that you "obtain large volumes of consumer purchase…data." Please disclose whether this data contains any personal information or information that would allow you, or a third-party, to identify a specific individual.

33. We note your discussion surrounding your technology solutions both for advertisers and "publishers." Please revise your disclosure here and where appropriate to discuss in greater detail the meaning of the term including the service or technology provided by these parties.

Benefits of Our Solution, page 102

Commitment to Privacy, page 102

34. Please revise your disclosure to tell us if you actively ensure the anonymity of users and their data on your systems and, if so, how you do it.

Performance Driven Business Model, page 102

35. Please expand your disclosure to describe the other ways a user may engage with your advertisements, aside from clicking on them, that could result in a revenue generating event.

36. Please clarify whether you have the capability to determine whether a click, or other user interaction with an advertisement, resulted in a post-click purchase.

Our Solution, page 105

Criteo Engine, page 105

37. Please expand your disclosure to discuss how you protect your proprietary Criteo Engine from unauthorized access. Revise your Risk Factors and Regulatory sections as appropriate.

Board Composition, page 120

38. Please identify the members of the Works' Council or advise us why you believe this disclosure is not required under Item 6 of Form 20-F.

Agreements with Our Directors and Executive Officers, page 136

39. Please disclose the material terms of each of the employment agreements or advise us why this disclosure is not required. We note that you intend to file two employment agreements. Please advise us why you do not intend to file the remaining employment agreements.

Form, Holding and Transfer of Shares, page 153

40. Please explain how the administrative notice filing requirements will apply to investors who purchase ADSs in this offering.

French Tax Consequences, page 185

41. Please provide a tax opinion regarding the French tax consequences to U.S. holders.

General

     If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

     Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

     You may contact Joseph Kempf, Senior Staff Accountant, at 202-551-3352 or Ivette Leon, Assistant Chief Accountant, at 202-551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp, Attorney-Advisor, at 202-551-6971 or Celeste M. Murphy, Legal Branch Chief, at 202-551-3257 with any other questions.

     Sincerely,

     /s/ Celeste M. Murphy for

     Assistant Director
     Larry Spirgel

cc: Via Email
       Nicole Brookshire, Esq.
       Stephane Levy, Esq.
       Cooley LLP